SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(D) of the Securities Exchange Act of 1934 for the calendar year ended:  December 31, 2018

Transaction report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from                to

Commission File No. 1-258

A.            Full title of the plan and address of the plan if different from that of the issuer named below:

Continental Materials Corporation Employees Profit Sharing Retirement Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Continental Materials Corporation

440 S. LaSalle Street, Suite 3100

Chicago, Illinois 60605

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

Chicago, Illinois

FINANCIAL STATEMENTS

December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants, Audit Committee and

Employee Benefit Plan Administrative Committee

Continental Materials Corporation Employees Profit Sharing Retirement Plan

Chicago, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Continental Materials Corporation Employees Profit Sharing Retirement Plan (Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, referred to as the “financial statements”).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the schedule of assets (held at end of year) as of December 31, 2018 is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP
BKD, LLP

Indianapolis, Indiana
June 19, 2019

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Continental Materials Corporation on Form S-8 (File Number 33-23671) of our report dated June 19, 2019, on our audit of the financial statements of Continental Materials Corporation Employees Profit Sharing Retirement Plan as of December 31, 2018 and 2017 and for the year ended December 31, 2018, which report is included in this Annual Report on Form 11-K.

/s/ BKD, LLP
BKD, LLP

Indianapolis, Indiana
June 19, 2019

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

	2018	2017
ASSETS
Investments at fair value (Notes 2, 3, 4)	31,261,976	33,668,474
Investments at contract value (Note 5)	9,009,099	9,255,582
Total Investments	40,271,075	42,924,056

Receivables:
Employers’ contributions	923,566	1,216,846
Notes receivable from participants	2,204,724	2,095,686
Total receivables	3,128,290	3,312,532

NET ASSETS AVAILABLE FOR BENEFITS	43,399,365	46,236,588

See accompanying notes to financial statements.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2018

Additions to Net Assets Attributed to:
Interest and dividend income from investments	$1,867,021
Net depreciation in fair value of investments	(3,473,943)
Net Investment Loss	(1,606,922)

Interest income on notes receivable from participants	105,278
Contributions:
Employers	924,396
Employees	2,441,504
Rollovers	10,489
Total contributions	3,376,389

Total additions	1,874,745

Deductions from net assets attributed to:
Benefits paid to participants	4,596,887
Administrative expenses, net	115,081
Total deductions	4,711,968

Net Decrease	(2,837,223)

Net Assets Available for Benefits - beginning of year	46,236,588

Net Assets Available for Benefits - end of year	$43,399,365

See accompanying notes to financial statements.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan established to provide retirement benefits to eligible employees.  Under the Plan, all employees of Continental Materials Corporation (“CMC”, the “Company”) and its subsidiaries (collectively the “Employer”) who have met the eligibility requirements may elect to participate in the Plan.  John Hancock Trust Company (“JHTC”) serves as the Trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On April 14, 2015 John Hancock Retirement Plan Services acquired New York Life Retirement Plan Services which had previously served as the recordkeeper of the plan.  New York Life Trust Company was the previous trustee.

Participation and Contributions:  Prior to July 1, 2018 eligible employees were automatically enrolled in the Plan at a contribution rate of 3% on the first day of the first month coincident with or following completion of one month of service with the Employer. Beginning July 1, 2018 eligible employees are automatically enrolled in the Plan at a contribution rate of 6% with deferral made on a Roth or pre-tax basis dependent on earnings level. Employees have the options of waiving participation, choosing other participation levels and changing between Roth and pre-tax deferrals.  Participants’ contributions to the plan are auto escalated at a rate of 1% per year up to a maximum of 15%, unless the participant proactively opts out.

A participating employee may make pre-tax and designated Roth contributions to the Plan based upon a percentage of compensation.  The pre-tax and designated Roth contributions cannot be less than 1% or greater than 50%. The maximum is 15% for those designated as highly compensated.  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  Annual Employer contributions at the discretion of the Board of Directors are made on behalf of participants who have made contributions to the Plan, are employed at the end of the year and have one year of service or retired during the year.  Such Employer contributions are allocated to participants based upon the eligible wages of the participant rather than contributions to the Plan.

Participant Accounts:  Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s and Employer’s contributions.  Investment income, including net realized and unrealized appreciation and depreciation in the fair value of investments for each fund net of administrative expenses, is allocated to all fund participants based on their respective total fund balances.

Vesting:  Participant contributions plus the earnings thereon are fully vested.  Vesting in the Employer contributions and the earnings thereon is determined on a graded schedule based on years of credited service.  A participant is 100% vested after six years of credited service.  If a participant attains age 60, becomes permanently and totally disabled, or dies, the full value of the participant’s Employer contribution account becomes immediately vested.

Notes Receivable from Participants:  A participant may borrow an amount not to exceed $50,000 or 50% of the vested portion of his or her account, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at 1% above the prime rate in effect at the time of application.  The period for repayment cannot exceed five years, unless the loan is used for the purchase of a home, in which case cannot exceed 15 years.  The interest paid is transferred to the participants’ investment fund(s) from which the loan principal originated.  A participant may have no more than two loans outstanding at one time.

Allocation of Forfeitures:  Forfeitures of terminated participants are used first to pay administration fees and then used to reduce the annual Employer contribution. If a terminated participant returns to employment within five years, the amount previously forfeited may be reinstated. During 2018, approximately $30,800 of forfeitures were used to offset employer contributions of which $29,573 were offset against the employer contribution receivable at December 31, 2017. As of December 31, 2018 and 2017, the forfeiture account totaled $23,651 and $21,727, respectively.  In 2018, no forfeitures were used to pay administrative expenses and $23,651 of forfeited employer matching contributions was applied to offset employer contributions receivable at December 31, 2018.

Administrative Expenses:  Investment management, custodial, recordkeeping, and consulting expenses of the Plan are paid from the assets of the Plan. Legal and most audit expenses and the plan administrator’s salary are absorbed by the Employer.  Loan fees and managed account fees are paid out of the accounts of the individuals receiving loans or investing in managed accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:  The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan income and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition:  The Plan values investments, except fully benefit-responsive investment contracts, at fair value (Note 4).  Investment transactions are reflected on a trade-date basis.  Net earnings on investments are allocated to participants on a daily basis.  Fully benefit-responsive investment contracts are valued at contract value.  Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses (Note 5).

Appreciation/Depreciation in Fair Value of Investments:  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.  Realized gains or losses on sales of securities are based on average cost.

Payment of Benefits: Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance, with no allowance for credit losses.  The notes are collateralized by the participants’ account balances.

NOTE 3 - INVESTMENT PROGRAM

Participants may choose to direct the investment of their contributions, the Employer contributions, and their account balance to various investment options, including mutual funds and a stable value fund.  Participants may change their investment elections at any time.

As of March 24, 2014, the CMC stock fund was frozen to new investments.  No additions can be made to the fund.

NOTE 4 - INVESTMENTS AND FAIR VALUE MEASUREMENT

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements), considers quoted prices for similar assets and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

CMC has various processes and controls in place to ensure that fair value is properly reflected in the financial statements.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and common stock are stated at the quoted market price on the last business day of the year as reflected on national securities exchanges (Level 1 inputs).

Fair Value Measurements at December 31, 2018
Quoted Prices In Active Markets For Identical Assets (Level 1)

Common stock	$508,885

Mutual funds	30,753,091

TOTAL	$31,261,976

Fair Value Measurements at December 31, 2017
Quoted Prices In Active Markets For Identical Assets (Level 1)

Common stock	$1,134,034

Mutual funds	32,534,440

TOTAL	$33,668,474

NOTE 5 - STABLE VALUE FUND

In December 2010, the Plan entered into a fully benefit-responsive investment contract with New York Life Insurance Company (NYLIC).  NYLIC maintains the contributions in its general account.  The Plan’s contract investment balance is credited with earnings based upon contractually determined interest rates, dividends (if any), and charged for plan withdrawals and administrative expenses.  NYLIC establishes an effective interest rate semiannually.  In no event will such effective annual interest rate minus the deductions for expenses, be less than the minimum interest rate as defined by the contract.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the issuer or otherwise.

The Plan’s guaranteed interest contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value.  These conditions are defined in Section 1.5 (Payments to the contract holders) and Section 1.6 (Transfer to Other Funding Media) of the contract and includes events initiated by the Plan Sponsor including, but not limited to, total or partial plan termination, mergers, spinoffs, layoffs, early retirement incentive programs, sales or closing of all or part of the Plan Sponsor’s operations, or bankruptcy.

The contract specifies the circumstances under which the issuer may terminate the contract with a written notice to the contract holder 30 days prior to the intended termination date.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The following represents contract value of the Plan’s fully benefit-responsive investment contracts:

	2018	2017

NYLIC Stable Value Fund	$9,009,099	$9,255,582

The NYLIC Stable Value Fund is a guaranteed interest account and a fully benefit-responsive, general account group annuity contract.  It seeks to provide competitive yield and limited volatility with a guarantee of principal, accumulated interest and annuity purchase rates.  This account is backed by the general account of NYLIC.  Contributions made are invested in a broadly diversified fixed income portfolio within the general account.  The terms of the contract prohibit transfer or assignment of rights under the contract and provide for all distributions prior to contract termination at contract value, frequent resetting of contractual interest rates based upon market conditions, no liquidity restrictions and no defined maturities.

NOTE 6 - TERMINATION OF THE PLAN

While the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA.  In the event such termination occurs, the participants would become fully vested in their accounts and the distribution of the Plan’s assets to participants or their beneficiaries would be made by the Trustee of the Plan.

On February 1, 2019 the Employer sold substantially all of the assets of one of its wholly-owned subsidiaries to another Company (“the buyer”). As part of the transaction, certain employees were terminated by the Employer and hired by the buyer. This resulted in a partial termination of the Plan since more than 20% of total plan participants were terminated. All affected employees became fully vested in their account balances as of February 1, 2019.

NOTE 7- FEDERAL INCOME TAXES

The Plan obtained its latest determination letter dated July 26, 2010, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable regulations of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter; however, the Employer and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options. These investments are exposed to various risks, such as market, liquidity, and credit risks.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. CMC pays certain professional fees for the administration and audit of the Plan.

Effective September 1, 2015, John Hancock Trust Company LLC replaced New York Life Trust Company and assumed its duties and responsibilities.  NYLIC still manages the stable value fund, but they are no longer a party of interest.  Fees paid during 2018 were to investment advisors and other professional services of $28,489 and $86,591 to John Hancock Trust Company LLC, net of revenue sharing credits received of $79,233. As of December 31, 2018 and 2017, the Plan held 47,071 and 59,686 shares of common stock of Continental Materials Corporation valued at $508,885 and $1,134,034 respectively.  Net depreciation on the common stock for the year ended December 31, 2018 was ($418,717).  As CMC is the Plan Sponsor, this investment constitutes a party-in-interest investment.  In addition, notes receivable from participants also reflect party-in-interest transactions.

NOTE 10 - RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

The net assets available for benefits per the financial statements are higher than the Form 5500 at December 31, 2018 and 2017 by $997,128 and $1,290,410 respectively.  The difference at December 31, 2018 and 2017 relates to contributions receivable and deemed distributions of participant loans.  The net decrease in net assets available per the financial statements is more than the net loss per the Form 5500 for the year ended December 31, 2018 by $293,282, which relates to the change in contributions receivable from 2018 to 2017.

NOTE 11 — SUBSEQUENT EVENTS

As noted in Note 6, on February 1, 2019 the Employer sold substantially all of the assets of one of its wholly-owned subsidiaries to another Company (“the buyer”). As part of the transaction, certain employees were terminated by the Employer and hired by the buyer. This resulted in a partial termination of the Plan since more than 20% of total plan participants were terminated. All affected employees became fully vested in their account balances as of February 1, 2019.

Beginning January 1, 2019 the eligibility requirement for participation in Company matching contributions was amended to begin as of the first day of the month coinciding with or next following completion of 90 days of service.

(See independent auditor’s report.)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2018

Plan Sponsor:	Continental Materials Corporation
Employer Identification Number:	36-2274391
Plan Number:	002

	Description of Investment
Identity of	Including Maturity Date,
Issuer, Borrower,	Rate of Interest, Collateral		Current
Lessor or Similar Party	Par or Maturity Date	Cost	Value

New York Life Insurance Co.	Stable Value Option — 2.55%	#	$9,009,099

	Mutual Funds
BlackRock	Strategic Inc Opp I	#	1,965
Doubleline	Total Return Bond Fund I	#	4,096,190
Delaware	Small Cap Core Fund I	#	248,428
Janus	Enterprise (I)	#	3,685,530
iShares	Total US Stock Market Index K	#	8,783,070
MainStay	Large Cap Growth I	#	2,979,462
MFS	Mid Cap Value R3	#	369,589
JP Morgan	Equity Income R5	#	1,849,394
Vanguard	Total International Stock Index Admiral	#	296,333
Oppenheimer	International Diversified Y	#	2,710,603
JP Morgan	SmartRetirement Income Select	#	425,689
JP Morgan	SmartRetirement 2020 Select	#	531,644
JP Morgan	SmartRetirement 2025 Select	#	754,007
JP Morgan	SmartRetirement 2030 Select	#	1,351,588
JP Morgan	SmartRetirement 2035 Select	#	850,514
JP Morgan	SmartRetirement 2040 Select	#	332,497
JP Morgan	SmartRetirement 2045 Select	#	763,061
JP Morgan	SmartRetirement 2050 Select	#	528,511
JP Morgan	SmartRetirement 2055 Select	#	193,607
PIMCO	Money Market Admin		1,409

	Other Investments
*Continental Materials Corp	Common Stock	#	508,885

*Plan participants	Notes receivable, interest rates at 4.25% to 9.25% with ranging maturities until August 2032	#	2,204,724

			$42,475,799

*                                         Indicates a permitted party-in-interest

#                                         Cost information is not required for participant-directed investments and, therefore, has not been included in this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

CONTINENTAL MATERIALS CORPORATION

Date: June 19, 2018		/s/ Paul Ainsworth
	By:	Paul Ainsworth
	Title:	Vice President and Chief Financial Officer